June 7, 2019

Kenneth Stillwell
Chief Financial Officer
Pegasystems Inc.
One Rogers Street
Cambridge, MA 02142

       Re: Pegasystems Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 20, 2019
           File No. 001-11859

Dear Mr. Stillwell:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 21

1. We note the decline in gross profit resulting from the shift to cloud arrangements and the decrease in income (loss) from operations from fiscal year 2017 to 2018, which continued
       into the first quarter of 2019. Please tell us how long you believe this trend will continue and revise, as necessary, to include a discussion of any known trends that have had or that you reasonably expect will have an impact on revenue and income (loss) from operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.
 Kenneth Stillwell
Pegasystems Inc.
June 7, 2019
Page 2
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue, page 39

2. You indicate that your arrangements can include variable fees such as the option to purchase additional usage of a previously delivered software license. You also note that you include an estimate of these variable fees in the total transaction price based on expected purchase volumes. Please further explain the variable fees in these arrangements including how the additional usage is related to the delivered software license, how such fees are accounted for, as well as your consideration of the guidance in ASC 606-10-55-
      65. Lastly, tell us the amount of revenue recognized from these variable fees for each period presented.
Deferred Contract Costs, page 40

3. You disclose that deferred costs for maintenance renewals and cloud arrangements are amortized over an average expected benefit period of five years. Please further explain whether commissions are earned for each renewal of a maintenance period, such as a one-
      year term, for example, and if so how you account for each renewal commission. With regards to your cloud arrangements, tell us whether the commissions you refer to are for the initial contract. Also, tell us whether commissions are earned on cloud arrangement renewals and if so, tell us whether they are commensurate with the commissions earned on the initial contract and how you account for such commissions. Revise and clarify your disclosure accordingly. Refer to ASC 340-40-35-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Melissa Kindelan,
Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Collins, Accounting Branch Chief at
(202) 551-3499 with any other questions.



                                                          Sincerely,

FirstName LastNameKenneth Stillwell                       Division of
Corporation Finance
                                                          Office of Information
Technologies
Comapany NamePegasystems Inc.
                                                          and Services
June 7, 2019 Page 2
cc:       Efstathios Kouninis
FirstName LastName